UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31606 / May 19, 2015

In the Matter of

DEUTSCHE BANK AG
Taunusanlage 12
60325 Frankfurt am Main, Germany

DEUTSCHE INVESTMENT MANAGEMENT
    AMERICAS INC.
DBX ADVISORS LLC
DBX STRATEGIC ADVISORS LLC
345 Park Avenue
New York, NY 10154

DEUTSCHE ASSET & WEALTH MANAGEMENT
    INTERNATIONAL GMBH
Mainzer Landstrasse 178-190
60327 Frankfurt am Main, Germany

DEUTSCHE INVESTMENTS AUSTRALIA LIMITED
Deutsche Bank Place, Level 16
CNR Hunter and Phillip Streets
Sydney, NSW 2000

RREEF AMERICA L.L.C.
DEAWM DISTRIBUTORS, INC.
222 South Riverside Plaza
Chicago, IL 60606

DEUTSCHE ALTERNATIVE ASSET MANAGEMENT
    (GLOBAL) LIMITED
Winchester House
1 Great Winchester Street
London, United Kingdom EC2N 2DB

HARVEST GLOBAL INVESTMENTS LIMITED
31/F One Exchange Square
8 Connaught Place
Central, Hong Kong

DB GROUP SERVICES (UK) LTD.
23 Great Winchester Street
London, EC2P 2AX
United Kingdom

812-14448

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

Deutsche Investment Management Americas, Inc., Deutsche Asset & Wealth Management International GmbH, Deutsche Investments Australia Limited, RREEF America L.L.C., Deutsche Alternative Asset Management (Global) Limited, DBX Advisors LLC, DBX Strategic Advisors LLC, DeAWM Distributors, Inc., Harvest Global Investments Limited (the "Fund Servicing Applicants") and DB Group Services (UK) Ltd. (the "Settling Firm" and with the Fund Servicing Applicants, the "Applicants"), and Deutsche Bank AG, filed an application on April 23, 2015 requesting temporary and permanent orders under section 9(c) of the Investment Company Act of 1940 ("Act") exempting the Fund Servicing Applicants and any other company of which the Settling Firm is or hereafter becomes an affiliated person (together with the Fund Servicing Applicants, the "Covered Persons") from section 9(a) of the Act with respect to a guilty plea entered on April 23, 2015 by the Settling Firm in the United States District Court for the District of Connecticut.

On April 23, 2015, the Commission simultaneously issued a notice of the filing of the application and a temporary conditional order exempting the Covered Persons from section 9(a) of the Act (Investment Company Act Release No. 31577) until the Commission takes final action on the application for a permanent order. The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that the conduct of the applicants has been such as not to make it against the public interest or protection of investors to grant the permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations and conditions contained in the application filed by Deutsche Bank AG, et al. (File No. 812-14448) that Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of the guilty plea, described in the application, entered on April 23, 2015 by the Settling Firm in the United States District Court for the District of Connecticut.

By the Commission.

Robert W. Errett
Deputy Secretary